

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Apostolos Tamvakakis
Chief Executive Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

> **Re:** **National Bank of Greece S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 23, 2011**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 22, 2011**
> **File No. 001-14960**

Dear Mr. Tamvakakis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 3. Key Information, page 7
Our wholesale borrowing costs and access to liquidity and capital…, page 20

1. Please expand your risk factor in future filings to quantify the additional collateral requirements in derivative contracts that would be triggered by a one and a two notch downgrade in your credit ratings.

A reduction in Finansbank's current long-term ratings…, page 25

2.   Please expand your risk factor in future filings to quantify the additional funding costs
        and additional collateral requirements in derivative contracts that would be triggered by a
        one and a two notch downgrade in Finansbank's ratings.

The increase of non-performing loans may have a negative impact…, page 27

3.   Please expand your risk factor in future filings to disclose the value of loans that fall
        under the scope of Greek Law 3869/2010, Law 3949/2011 and any other laws or
        regulations that may limit your ability to obtain payments on defaulted credits.

Item 4. Information on the Company, page 37
Business Overview, page 39

4.   Please revise your future filings to provide an expanded discussion of your underwriting
        policies and procedures for the major loan products in each lending category. Discuss
        lending requirements such as credit requirements and documentation requirements.
        Discuss the terms of your variable rate loans, including whether or not they are
        underwritten at fully indexed rates, as well as length of maturity, nature of collateral, etc.
        Also, disclose if you have underwritten any hybrid loans, such as payment option
        ARM's, and/or sub-prime loans, including how you define that term.

Mortgage Lending, page 43

5.   Please expand your disclosure in future filings to provide a more robust discussion of the
        real estate market in Greece, and to the extent material Turkey and SEE, including past
        and future trends.

6.   We note your disclosure that, as a response to the current market conditions, you adopted
        more stringent underwriting criteria for your mortgage loan products, including lower
        payment-to-income ratios (PTI), lower loan-to-value ratios (LTV) and higher application
        scores, and that you refined your risk pricing model that takes into consideration all of
        these parameters. Please expand your disclosure in future filings to address the
        following:

        •   Disclose the PTI ratios, or range of ratios, for each of your mortgage loan
            products;

        •   Disclose the LTV ratios, or range of ratios, for each of your mortgage loan
            products;

- Describe the term "application scores" and disclose the range of scores that are now acceptable to you by mortgage loan product; and

- Describe in greater detail how changing these parameters specifically effected your loan origination process and, to the extent applicable, your allowance for loan losses analysis.

7. We note your disclosure here related to optional life insurance and mortgage payment insurance plan products offered with your mortgage loans. Please address the following:

- You disclose that offering optional life insurance plans together with mortgages improved the quality of your mortgage credit. Please more thoroughly explain what you mean by this statement.

- Tell us and revise future filings to disclose your accounting policies for these insurance products. Specifically, please address the following items in your response along with any other information you believe is pertinent: (i) where the insurance liability is reported on the face of your balance sheet; (ii) where the associated insurance revenues and expenses are recorded within your income statement; (iii) whether and/or how your allowance for loan losses reserve is impacted by these insurance products, and; (iv) whether the allowance for loan losses is recorded gross or net of these insurance products.

- Tell us whether you have denied any claims from borrowers under you payment insurance plan and, if so, what the terms or basis for your denial was. Please tell us how frequently this occurs.

Banking Activities Outside of Greece, page 51

8. Please respond to the following and expand the appropriate section of your future filings to address the following regarding any exposures you have to Ireland, Italy, Portugal and Spain:

- Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

- Discuss the different hedges and collateral maintained to arrive at your net exposure at the balance sheet date;

- Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure; and

- Clarify if you have any credit derivatives purchased or sold related to these countries and if so, how that is included in your gross and net amounts of exposure.

Significant Equity Method Participations, page 65

9.   We note that, as of December 31, 2010, you hold a greater than 50% interest in three entities: UBB ALICO Life Insurance Company, UBB Chartis Insurance Company and NBG Funding Ltd. We also note your disclosure that you jointly control the two insurance entities, and that you do not believe you are the primary beneficiary of NBG Funding Ltd. Please tell us and revise future filings to expand your disclosure to address in greater detail how you were able to conclude that you should not consolidate these entities. Please specifically address how you considered the guidance in ASC 810-10 in your analysis.

Mortgage Loans, page 117

10.   We note that a large proportion of your mortgage portfolio is guaranteed or subsidized by the Hellenic Republic. Please revise future filings to provide an expanded description of the guarantees or subsidies provided by the Hellenic Republic. Also, please address how the economic crisis in the Hellenic Republic may adversely affect those guarantees or subsidies. Please quantify your disclosure to the extent possible.

Non-Performing Loans, Allowance for Loan losses, and Loan Loss Experience, page 127

11.   We note your disclosure here related to modified loans including troubled debt restructurings (TDRs). We also note your disclosure on page 43 that your goal for 2011 is to manage the increasing defaults in most portfolios by offering a broader range of restructuring products and helping customers to stay on track with their loan payments. You disclose on page 44 that restructured terms included lower payments, extended loan maturity, payment or interest rate caps, and skip payments. Accordingly, please revise future filings to address the following:

- Provide a detailed narrative description of each of your modification programs, explaining which of the modification programs you believe typically qualify as troubled debt restructurings;

- Quantify, separately for each type of modification program, the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions, as appropriate;

- Describe how you determined whether the restructured terms represented a concession for purposes of applying ASC 310-40-15-5; and

- Provide a narrative disclosure addressing your success with each of the different types of concessions.

12. You disclose at the top of page 128 that the table on page 127 does not include TDRs that are accruing and are less than 90 days past due. Please revise your disclosure in future filings to clarify whether a modification automatically resets the number of days past due to zero. Also, please revise your table of Modified loans and TDRs on page 128 to quantify the amount that are considered non-accrual or non-performing under the modified terms. In your response, provide us with a reconciliation of these amounts to the amounts presented in the first full paragraph on page 128 which you indicate are excluded from your past due and non-accruing loans tables on page 127.

13. Please revise this section of your document in future filings to discuss the write-off time periods for each loan category in greater detail. Discuss the Greek laws which affect this timing, as well as the laws in your other market areas. For instance, discuss whether foreclosure occurs more quickly in your foreign market areas than it does in Greece and how that timing affects the timing and triggers for writing off your foreign loans.

14. Please revise this section in future filings to discuss in detail how you consider trends in collateral values in combination with the foreclosure laws and regulations for each of your respective market areas when determining the amount of your allowance for loan losses. Describe your process for valuing collateral, including your policies for obtaining updated independent appraisals.

15. Please revise this section in future filings to discuss how you identify the portions of your portfolio which are ultimately uncollectible and therefore warrant a full reserve, even though the legal period of recovery has not yet expired.

Non-performing Loans, page 139

16. Please revise this section in future filings to provide greater detail regarding the effects Greek laws relating to enforcement of collateral have and continue to have on your operations.

Item 5. Operating and Financial review and Prospects, page 134
Income Taxes, page 147

17. You disclose on page 148 that your tax losses in 2008, 2009, and 2010 created a three-year cumulative pre-tax loss of €1,320.2 million at December 31, 2010. You cite your business plan as a significant portion of the evidence that you determined was sufficient

to outweigh the negative evidence of the cumulative tax losses in concluding that your deferred tax assets were realizable. Please revise your future filings to provide updates to discuss the extent to which your actual operations are on track with the forecasts in your business plan as submitted to the Greek banking regulator. To the extent that your actual results to date are less than the results originally forecasted, tell us how you considered this in your analysis of your deferred tax assets.

Allowance for Loan Losses, page 150

18.   We note from your disclosures that your impaired loans increased approximately 127.4% between 2009 and 2010. However, we also note that your provision only increased approximately 20.7% and your net loan write offs decreased approximately 29.7% over the same period. We also note your table on page 127 which depicts the ratio of allowance for loan losses as a percent of non-performing loans declining steadily from 81.8% in 2006 to 57.5% in 2010. Although we note from your disclosure on page F-17 that certain loans may not be written-off until legal remedies for recovery have been exhausted, there appears to be an inconsistency between the significant increase in your impaired loans and the slight increase in your provision and the decrease in your net write-offs. Please address the following and provide us with your proposed disclosure:

- Revise your future filings to more thoroughly and clearly bridge the gap between fluctuations in your non-performing, non-accrual, and impaired loans compared to your provision for loan losses and net loan write-offs.

- Further, specifically quantify and discuss in your disclosure the portion of your loan portfolio you consider to be wholly uncollectible and have had to record a provision reserve rather than writing off the loan (i.e. because of delays in legal remedies). Said another way, disclose the amount of your portfolio that would have been written off if not for delays in the legal remedies process. Discuss how this was captured in your provision and allowance for loan losses.

Segment analysis for the year ended December 31, 2010 compared to the year ended December 31, 2009 based on IFRS, page 160

19.   This section appears to be overly brief and summary, with only a sentence or two for each segment. Please expand this section in your future filings to more clearly describe the trends experienced in each of your segments. For the factors cited that led to the differences between periods, please revise your future filings to quantify the impact of each factor. For those segments which are reporting losses, provide granular discussion on the trends experienced and discuss your expectation as to whether such trends will continue in the future. For reporting segments which are comprised of several different operations, provide granular detail that identifies the business activities that led to the

changes between periods as well as which activities were positively contributed to profit before tax versus those negatively contributing to profit before tax.

Item 8. Financial Information, page 209
Related Party Transactions, page 209

20. Please confirm and revise your future filings to indicate that your transactions with related parties were made on substantially the same terms, *including interest rate and collateral,* as those with other persons not related to you.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 234
Value-at-Risk (VaR), page 235

21. You disclose that you use VaR to measure market risk on your trading and AFS portfolios. You disclose you use the variance-covariance methodology, with a 99% confidence interval and over a one-day time horizon. Please address the following:

   - Revise your disclosure in future filings to more clearly describe the variance-covariance method used, including the period of historical data used for the analysis. Further, tell us and consider disclosing the level or number of market factors used when calculating VaR.

   - It appears you present the average, high and low amounts, or the distribution of the value at risk amounts for the reporting period pursuant to Item 305(a)(iii)(B)(1). In light of the volatility experienced and for purposes of providing greater transparency, please tell us and revise your future filings to specifically state the number of exceptions to VaR that you experienced for each period.

   - You disclose that you monitor the predictive power of your VaR model by back-testing, which involves comparison of "hypothetical" daily gains and losses with the respective estimates of the VaR model used for regulatory purposes. Please revise future filings to more thoroughly describe the procedures you performed to validate the appropriateness of your model, for both trading and AFS position.

   - You state on page 236 that the major contributor to your total VaR during 2010 was Interest Rate Risk. Please tell us and revise your future filings, including your tables to clarify whether credit risk was a considered as a component of the type of risk labeled "Interest Rate VaR" in your table at the top of page 236 and that you refer to in your narrative as "Interest Rate Risk".

   - Your disclosure further states that interest rate volatility led to higher VaR estimations. You also state "This impact was mitigated by the reclassification of certain Greek government bonds from the Trading and AFS categories to the HTM category, (sic) therefore were excluded from the VaR estimations."

- o Please tell us and revise your future filings to more clearly explain what you mean here.

- o Clarify in greater detail what exactly led to the volatility in your VaR calculations.

- o Clarify how the transfer of certain Greek government bonds from the Trading and AFS categories to the HTM category mitigated the impact of the volatility, and clarify whether it mitigated your overall risk to the Bank or just the volatility in the VaR calculations for your Trading portfolio.

- o Further, explain what was "excluded" (i.e., the effect of the transfers or the entire volatility of the Greek bonds) and what the impact of excluding such volatility had on both your VaR results as well as limiting their usefulness as an indicator of overall risk.

Item 18. Financial Statements, page 255
Note 3: Summary of Significant Accounting Policies, page F-12
Loans and losses, page F-15

22.   Please revise future filings to include a discussion of the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

Non-accruing loans, page F-16

23.   Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e). Clearly disclose how you define nonperforming loans.

Modified loans and troubled debt restructurings, page F-16

24.   You state here that "Each loan that becomes modified accrues interest even if previously it was on non-accrual status, because upon the modification there is sufficient evidence that the loan will be repaid according to the new terms." Please address the following:

- Tell us and disclose in future filings how you determined that there was sufficient evidence that the loan will be repaid according to the new terms in the absence of any payments;

- Specifically identify any steps you take to monitory payment history on these modified loans in the period subsequent to the modification;

- Quantify the percentage of modified loans that become past due during the first year after the modification; and

- Quantify the percentage of past due loans that have been modified in the past.

Allowance for Loan Losses, page F-16

25.   You disclose that a specific allowance for loan losses is determined for individually significant commercial loans, while the allowance for loan losses on non-significant commercial loans is determined using a coefficient analysis. Please revise future filings to define the term "significant" as used in this context.

26.   We note your disclosure on page F-17 that, under Greek regulations, loans cannot be written off until the lengthy process of legal remedies for recovery has been exhausted. Please address the following:

- Revise future filings to include a discussion of your policy for writing off uncollectible loans for each loan segment. Refer to ASC 310-10-50-11B(b) for guidance.

- We note the disclosure of your write-off policy related to non-performing loans on page 139. Please revise future filings to include this disclosure within Note 3 to your financial statements as we believe this is useful information to readers and would supplement the information you disclose under ASC 310-10-50-11B(b).

- We note your statement on page 130 which indicates that you changed your write off policy to allow for a period of "up to five years before the write-off for the unsecured portfolio." In future filings, please expand your discussion of this statement and include your enhanced disclosure here in Note 3 to your financial statements, including how this statement relates to your write-off policy for each loan segment.

27.   We note your disclosure on page F-17 of the historical periods analyzed for estimation of the loss rates in your homogeneous allowance for loan losses (ALL) analysis, which are six years for credit card and consumer loans and 12 years for mortgage loans. You also state at the bottom of page F-17 that "Historical loss amounts include both amounts actually written off and amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted." Please address the following regarding the development of your loss rates:

- Tell us and revise future filings to disclose how your ALL methodology has captured the effect that the current unprecedented conditions in Greece as well as in the rest of your market areas have had on the credit quality of your portfolio.

- Tell us and revise future filings to disclose whether you have changed your analysis (e.g. look-back periods) to better capture all probable incurred losses considering the current state of the economy in your market areas including the rapid acceleration of delinquencies.

- Revise future filings to more clearly identify how your model for developing loss rates captures the "amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted."

Securitization, page F-20

28.   We note your disclosure related to the securitization, sale, and servicing of residential mortgage loans, credit cards, consumer, and commercial loans. It does not appear that you have recorded a servicing asset or liability for any periods presented. In future filings as well as in your response, please confirm, if true, that you believe the servicing fees you receive are commensurate with the costs you incur to service these loans. Further, tell us whether you have experienced an increase in servicing costs as part of the recent economic environment, and how you considered this factor in your analysis.

Note 11: Derivatives, page F-34

29.   We note your disclosure that you have €1,787.4 million of derivatives in a liability position as of December 31, 2010. Please clarify whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2010. If so, please tell us and revise future filings to disclose the information required by ASU 815-10-50-4H.

Note 12: Investment Securities, page F-37

30.   We note from your disclosures here as well as from your disclosures in Note 10 on page F-34 that you transferred securities both from the trading category to the available-for-sale (AFS) and held-to-maturity (HTM) categories, and from the AFS category to the HTM category during 2010. Please address the following:

- You state the reason for the transfers was due to the current crisis in the Greek bond market. Please tell us how you determined this complies with the guidance in ASC 320-10-35-12 that states transfers from the trading category should be rare.

- Tell us the date you recorded each of these transfers (i.e. from trading to AFS, from trading to HTM, and from AFS to HTM).

- Tell us whether any of the securities transferred from trading to AFS were the same securities that were then transferred from AFS to HTM. If so, please tell us how long these same securities were classified as AFS before being transferred to the HTM category.

- You disclose that there are €707.7 million of unrealized losses for 12-months or more on your HTM securities as of December 31, 2010. Please quantify how much of these unrealized losses related to securities transferred directly from the AFS category versus how much related to securities that were previously categorized as HTM prior to 2010.

31. We note your disclosure on page F-41 related to other-than-temporary-impairment (OTTI) charges taken on available for sale securities. Please address the following:

- Revise future filings, as applicable, to separately disclose the amount of OTTI charges taken for each period that were recorded in earnings (i.e. credit related) and those that were recorded in accumulated other comprehensive income (AOCI).

- Further to this point, if you did not record any OTTI charges in AOCI for any periods, please tell us why not. For example, please explain how you were able to conclude that you would sell or be required to sell all securities for which an OTTI charge was taken. Refer to ASC 320-10-50-8A for guidance.

- Revise future filings to provide a rollforward of the amount of OTTI credit losses recognized in earnings. Refer to ASC 320-10-50-8B for guidance.

- Please ensure the above disclosures are also provided for all held to maturity securities for which an OTTI charge was taken in any period presented, as applicable.

32. We note your disclosure beginning on page F-42 related to your OTTI analysis. Please address the following:

- Revise future filings to expand this disclosure to address OTTI charges taken for each period presented.

- Provide us with your OTTI analysis for all securities that have been underwater for 12-months or more as of December 31, 2010, and for which OTTI charges were not taken, that identifies all available positive and negative evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

- Revise future filings to discuss in more detail the assumptions and estimates included in your OTTI analysis, and how it provides your basis for determining that the security will recover its cost basis.

- We note your statement that charges taken in 2010 related primarily to equity securities and mutual funds. Revise future filings to disclose the amount of OTTI charges taken for all periods presented by security type.

- Please ensure the above disclosures are also provided for all held to maturity securities for which an OTTI charge was taken in any period presented, as applicable.

Refer to ASC 320-10-50-6(b) for guidance. Please provide us with your proposed disclosures, where applicable.

Note 14: Loans and Allowance for Loan Losses, page F-45

33.   We note that other consumer loans represented approximately 21% of total consumer loans and 10% of total gross loans at both December 31, 2010 and 2009. We also note your disclosure of the definition of these loans on page 110, which states that these loans are unsecured installment loans used to finance the purchase of consumer goods and to pay for services. Given the significance of this loan class to your total loan portfolio, please consider breaking out this class of loans further into separate, more-descriptive loans classifications and/or more clearly defining the types of loans within this loan classification.

34.   We note from your disclosure on page 128 that you have total non-performing loans of €5,522.3 million at December 31, 2010. Please tell us and revise your future filings to more clearly describe how non-performing loans relate to your non-accrual and past due loans balances as disclosed here. Provide a quantified reconciliation.

35.   We note the disclosure of your commercial loan credit quality indicators, including the related loan balances, on page F-47. Please revise future filings to disclose similar information related to your consumer loan segment portfolio. Refer to paragraphs 29 and 30 of ASC 310-10-50 for guidance.

36.   We note your allowance for loan losses roll forward on page F-47. Please revise future filings to a roll forward of your allowance for loan losses <u>by loan portfolio segment</u> for each period presented. Refer to ASC 310-10-50-11B(c).

37.   We note your tabular disclosure of the allowance for loan losses by methodology on page F-49. Please revise this disclosure in future filings to also present the related investment in finance receivables for each impairment methodology. Further, please present this disclosure by loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) for guidance.

38.   We note your disclosure related to impaired loans beginning on page F-49. Please revise future filings to your policy for recognizing interest income on impaired loans and how cash receipts on impaired loans are recorded. Refer to ASC 310-10-50-15(b).

39.   Given the significant increase in your impaired loans between 2009 and 2010, please revise your future filings to provide a roll forward of non-performing loans, preferably by loan class. This disclosure should include the balance at the beginning of the period, the amount of loans that became non-performing during the period, loans that were transferred to performing status, loans that were paid off during the period, loan dispositions, charge-offs and ending balance. Please consider disclosing this information in a tabular format.

40.   Further, please revise filings to provide information related to all potential problem loans you hold at period end. Alternatively, if you do not hold any potential problem loans other than those in the categories already disclosed (e.g. non-accrual or impaired loans), please clearly state that fact. Please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

<u>Note 15: Goodwill, Software, and Other Intangibles, page F-54</u>

41.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following in your future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

42. In light of the significant difference between your book value and your market value, please address the following regarding your impairment testing for goodwill:

- Revise your future filings to disclose the date on which you performed your annual goodwill impairment testing. More clearly disclose the results of such testing, specifically identifying any reporting units that failed step one testing.

- Disclose how you considered whether additional impairment testing during the rest of the year was necessary, and identify the dates and results of any other impairment testing. Identify the positive and negative factors you considered when considering whether interim impairment testing was required.

- Revise your MD&A to identify any reporting units for which the fair value was close to the carrying values at testing. For each of these units, quantify, either as an amount or a percentage, the degree to which the fair value exceeds the carrying value.

- Please provide us with a detailed discussion of the results of your impairment testing during 2010 and 2011.

Note 17: Other Assets, page F-56

43. We note you hold €175.5 million of assets acquired through foreclosure as of December 31, 2010. Further, we note from your disclosure on page 63 that of the 1,407 real estate units you hold at December 31, 2010, that 993 of them were either acquired for

your own business purpose or through seizure of collateral on loan foreclosures. We also note from your risk factor disclosure on page 21 that a failure to recover the expected value of collateral in the case of foreclosure or the inability to initiate foreclosure proceedings due to domestic legislation may expose you to losses which could have a material adverse effect on your business, financial condition and results of operations. Please revise your disclosure in future filings to address the following:

- Describe, either here or in Note 3, your accounting policy and procedures related to the loan foreclosure process.

- Separately quantify, either here or in your disclosure on page 63, the number of the 993 units that were acquired for your own business purposes versus the number of units acquired through foreclosure. In addition, revise to explain business purpose of the remaining 414 units. Within the units acquired through foreclosure, separately quantify the number of units and respective dollar values of the units you expect to operate versus the units you are currently actively marketing for sale.

- Revise this section, the section on page 63, or elsewhere in your document as appropriate to discuss your ability to dispose of foreclosed properties on a timely basis and the extent to which the economic conditions in your respective market areas have affected your ability to do so.

- Separately identify which of these real estate assets are reported as held-for-sale versus held-for-investment for U.S. GAAP purposes.

- More clearly describe how the possible risks outlined in your risk factor disclosure on page 21 affected, or will affect, your foreclosure process.

- Thoroughly describe how the recent economic trends and conditions have affected your foreclosure process as well as your ability to dispose of properties acquired through foreclosure.

- Discuss your policy for obtaining appraisals on foreclosed properties.

- Address how you continue to evaluate the need to recognize any potential further deterioration in the market value of each property and what triggering events would typically result in additional write-downs of any individual property. In this regard, please comment on how and when you would use revised appraisals, comparable sales data, other events impacting market bases prices of other properties in particular developments to determine potential additional write-downs in deteriorating market conditions.

Note 24: Insurance Reserves, page F-62

44.   We note your disclosure here related to reinsurance arrangements. Please revise future
        flings to disclose the information required by paragraphs 1 through 3 of ASC 944-605-50,
        as applicable.

Note 26: Commitments and Contingencies, page F-69

45.   We note your general disclosure on page F-70 related to legal contingencies the
        Company is exposed to, including your statement that the ultimate disposition of these
        matters is not expected to have a material adverse effect on your consolidated financial
        position. If true, please revise your disclosure in future filings to confirm that the
        ultimate disposition is also not material to both your results of operations and your cash
        flows. Otherwise, please revise future filings to provide a discussion of such exposure on
        a case-by-case basis, including disclosure of either:

        (i)   the possible loss or range of loss; or

        (ii)   a statement that an estimate of the loss cannot be made.

        ASC 450 indicates that if an unfavorable outcome is determined to be reasonably
        possible but not probable, or if the amount of loss cannot be reasonably estimated,
        accrual would be inappropriate, but disclosure must be made regarding the nature of the
        contingency and an estimate of the possible loss or range of possible loss or state that
        such an estimate cannot be made. Additionally, we note that in instances where an
        accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you
        have not disclosed the amount of the accrual which may be necessary in certain
        circumstances for the financial statements not to be misleading, nor has there been
        disclosure indicating that there is an exposure to loss in excess of the amount accrued and
        what the additional loss may be for each particular litigation matter. Please revise your
        future filings disclosure to include all of disclosures required by paragraphs 3-5 of ASC
        450-20-50 for all significant claims and legal actions outstanding at period end and/or in
        aggregate for all claims and legal actions if none are individually significant. In this
        regard, we do not believe that general boilerplate disclosure indicating that losses may be
        higher than reserves currently accrued by the Company or disclosure indicating that the
        outcome of a matter may be material to your operating results for a particular period
        satisfies the criteria in ASC 450.

Note 37: Fair Value of Financial Instruments, page F-83

46.   Please revise future filings to present the information required by ASC 820-10-50-5 for
        assets and liabilities that are measured at fair value on a non-recurring basis (e.g.
        impaired assets).

47.   You disclose on page F-83 that "Impaired loans with collateral are not considered to be "collateral dependent" if foreclosure is not probable and repayment is not expected to be provided solely by the underlying collateral." Tell us and revise your future filings to describe in greater detail how the foreclosure laws in your specific market areas affect your determination that a loan is collateral dependent. As part of your response, please address the following:

- Discuss the typical length of time prior to foreclosure that you classify a loan as collateral dependent, as well as the typical length of time that a loan has been non-performing when you classify it as collateral dependent;

- Discuss how the reclassification of a loan as collateral dependent typically affects the amount of specific allowance required (i.e., explain whether there is typically a difference in your impairment loss if calculated based on present value of cash flows expected from the borrower or fair value of the loan versus the net realizable value from collateral pursuant to ASC 310-10-35-22); and

- Tell us and revise to disclose the amount of impaired loans that are considered to be collateral dependent for each balance sheet date presented.

48.   Please provide us with the following additional information so that we may better understand your impairment methodology:

- Please revise your future filings to disclose how often you obtain updated independent appraisals for your collateral dependent loans. If this policy varies by loan type, please disclose that also;

- Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals;

- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses;

- Quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation; and

- In instances where current valuations of the collateral underlying impaired loans are not available, tell us how known depreciation in the collateral values of similar properties is factored into your impairment analysis. For example, if you receive an updated appraisal on a similar property that reflects deterioration in the market value of that property, do you make adjustments to the collateral values of other properties in the same area to reflect the market deterioration? If not, please tell us why you do not believe this would be relevant information to be considered in your impairment analysis, particularly in light of the fact that your disclosure indicates that your charge-offs tend to come later due to the regulatory environment in Greece and your other market areas.

49.   We note your disclosure on page F-87 that you transferred certain Greek government bonds and long-term debt from Level 1 to Level 2 due to the significant reduction or disappearance of trading activity. Further, we note your disclosure that certain securities are valued using discounted cash flow models that estimate fair value using key inputs such as credit and interest rate risk, which appear to be unobservable inputs requiring management judgment (i.e. Level 3 inputs). We also note your accounting policy related to fair value on page F-18, which states that financial assets and liabilities are measured using Level 3 inputs when unobservable inputs are supported by little or no market activity. Please tell us how you were able to conclude that these assets and liabilities should be transferred to Level 2 and not to Level 3 based on the fact that there is little or no activity for these investments. In your response, please specifically address how you considered the guidance in paragraphs 52 through 55 of ASC 820-10-35 in your forming your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director